SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

ATTACHMENT II “B”

CONSOLIDATED FORM

Management and Related Persons’ Trading of Securities Issued by the Company

Article 11 – CVM Instruction #358/2002

In October/2017 no transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #358/2002.

Company’s Name: Braskem S.A.
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Fiscal Council	( ) Controlling Shareholders

Opening Balance

Securities/ Derivatives	Securities Characteristics (2)		Quantity	Interest %
				Same Type/ Class	Total
Share	Common Share		0	-	-
Share	Class “A” Preferred Share		11,726	0.003%	0.001%

Closing Balance

Securities/ Derivatives	Securities Characteristics (2)		Quantity	Interest %
				Same Type/ Class	Total
Share	Common Share		0	-	-
Share	Class “A” Preferred Share		11,726	0.003%	0.001%

1

ATTACHMENT II “B”

CONSOLIDATED FORM

Management and Related Persons’ Trading of Securities Issued by the Company

Article 11 – CVM Instruction #358/2002

In October/2017, no transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #358/2002.

Company’s Name: Braskem S.A.
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Fiscal Council	( ) Controlling Shareholders

Opening Balance

Securities/ Derivatives	Securities Characteristics (2)		Quantity	Interest %
				Same Type/ Class	Total
Share	Common Share		0	-	-
Share	Class “A” Preferred Share		510	0.0001%	0.0001%

Closing Balance

Securities/ Derivatives	Securities Characteristics (2)		Quantity	Interest %
				Same Type/ Class	Total
Share	Common Share		0	-	-
Share	Class “A” Preferred Share		510	0.0001%	0.0001%

2

ATTACHMENT II “B”

CONSOLIDATED FORM

Management and Related Persons’ Trading of Securities Issued by the Company

Article 11 – CVM Instruction #358/2002

In October/2017 no transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #358/2002.

Company’s Name: Braskem S.A.
Group and Related Persons	( ) Board of Directors	( ) Management	(X) Fiscal Council	( ) Controlling Shareholders

Opening Balance

Securities/ Derivatives	Securities Characteristics (2)		Quantity	Interest %
				Same Type/ Class	Total
Share	Common Share		0	-	-
Share	Class “A” Preferred Share		0	-	-

Closing Balance

Securities/ Derivatives	Securities Characteristics (2)		Quantity	Interest %
				Same Type/ Class	Total
Share	Common Share		0	-	-
Share	Class “A” Preferred Share		0	-	-

3

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

ATTACHMENT II “B”

CONSOLIDATED FORM

Management and Related Persons’ Trading of Securities Issued by the Company

Article 11 – CVM Instruction #358/2002

In October/2017 no transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #358/2002.

Company’s Name: Braskem S.A.
Group and Related Persons	( ) Board of Directors	( ) Management	( ) Fiscal Council	(X) Controlling Shareholders

Opening Balance

Securities/ Derivatives	Securities Characteristics (2)		Quantity	Interest %
				Same Type/ Class	Total
Share	Common Share		226,334,623	50.11%	28.39%
Share	Class “A” Preferred Share		79,182,498	22.95%	9.93%

Closing Balance

Securities/ Derivatives	Securities Characteristics (2)		Quantity	Interest %
				Same Type/ Class	Total
Share	Common Share		226,334,623	50.11%	28.39%
Share	Class “A” Preferred Share		79,182,498	22.95%	9.93%

4